Brian C. Daughney,
Esq. bdaughney@beckerlawyers.com
Phone: (212) 599-3322 ext 25119
Fax: (212) 557-0295

BECKER

Becker & Poliakoff, LLP
45 Broadway, 17th Floor
New York, New York 10006

September 3, 2021

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ms. Amanda Kim

Mr. Mitchell Austin

Re:	Venus Acquisition Corp Response to the Staff’s Comments on Draft Registration Statement on Form S-4 Confidentially Filed June 29, 2021 with File No. 333-257518

Dear Ms. Kim and Mr. Austin:

On behalf of our client, Venus Acquisition Corp, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 13, 2021 on the Company’s draft registration statement on Form S-4 confidentially submitted on June 29, 2021 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form S-4 (the “Revised Draft Registration Statement”) with exhibits via EDGAR to the Commission.

Please note that the financial information and financial statements have been updated to the June 30, 2021 six month period.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form S-4 filed June 29, 2021

Cover Page

1.	Please disclose prominently on the prospectus cover page that VIYI Algorithm Inc. is not a Chinese operating company but a Cayman Islands holding company with operations conducted by its subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in VIYI’s operations and/or value of VIYI’s ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing VIYI and the offering as a result of this structure.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on the cover page in accordance with the Staff’s instructions.

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of VIYI’s operations in China. Your disclosure should make clear whether these risks could result in a material change in VIYI’s operations and/or the value of VIYI’s ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on the cover page and pages 22 and 23 in accordance with the Staff’s instructions.

3.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are receiving their interest.

In response to the Staff’s comments, the Company has revised the disclosure in the Registration Statement where appropriate to differentiate between VIYI, its subsidiaries, and its VIE. The Company also no longer uses terms such as “we” or “our” when describing activities or functions of a VIE.

4.	We note that you identify WiMi Hologram Cloud Inc. as the majority shareholder of VIYI. Please revise the cover page to disclose the percentage of the combined company’s voting power that WiMi will control. Additionally, please clarify whether you expect the combined company to be a “controlled company” under the Nasdaq rules as a result of WiMi’s ownership interest. To the extent you will be a “controlled company,” please revise here and elsewhere to discuss this status and the exemptions available to you as a “controlled company.” Additionally, revise the risk factors section to discuss any resulting risks to the company or its shareholders.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on the cover page and page 42.

Questions and Answers about the Business Combination and the Extraordinary General Meeting, page 1

5.	Earlier you disclose that the Sponsor and Ladenburg Thalmann & Co Inc., which own in the aggregate approximately 23.97% of Venus ordinary shares as of the record date, have agreed to vote their Venus ordinary shares in favor of the business combination proposal. Furthermore, we note that the business combination proposal only requires the affirmative vote of the holders of a majority of the then outstanding ordinary shares of Venus that are present and voted at the meeting. Please disclose both the percentage of remaining shares needed to vote for the business combination proposal if: (i) all of Venus’ outstanding shares voted; and (ii) only a quorum of Venus’ shares are present.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 4.

6.	Here or elsewhere, please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 104 and 105.

7.	Please add a Q&A addressing what happens to a public shareholder’s Venus Rights and Venus Warrants if the shareholder elects to redeem its Venus ordinary shares. To the extent Venus Warrants may be retained by redeeming shareholders, please also quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

In response to the Staff’s comments, the Company has included disclosure that the Venus rights and Warrants remain outstanding and are not affected by redemption. Further, the Company has included information as to the value of the warrants based on trading prices in the Revised Draft Registration Statement on page 6.

Will I experience dilution as a result of the Business Combination?, page 6

8.	Here or elsewhere, please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders at each of the redemption levels detailed in your filing, including any needed assumptions. Also, revise your tabular redemption scenarios to reflect the deferred underwriting fee on a percentage basis for non-redeeming shares at each redemption level.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 7.

Will holders of Venus’ ordinary shares, Rights or Warrants be subject to U.S. federal income tax...?, page 8

9.	We note that you are registering the shares being issued to the VIYI shareholders; however, the focus of your tax discussion is on the material tax considerations to Venus’ shareholders. Please expand your disclosure throughout to address the material tax considerations to VIYI shareholders who receive shares being registered on this registration statement.

In response to the Staff’s comments, the Company has removed the language in the document regarding any selling shareholder prospectus and has revised the disclosure in the Revised Draft Registration Statement on pages 98 and 99 in response to the tax considerations.

The Company is registering the entire merger share consideration under the S-4. Shares that will be received by non-affiliates would be free trading, except as restricted by the lockup agreements to be entered into as part of the merger agreement closing.

The Company has also described the lockup agreements at various pages in the document. Further, the Company added on pages 97 and 98 information related to the number of merger shares that would be restricted under the lockup agreements.

Summary of the Proxy Statement/Prospectus, page 10

10.	Disclose clearly that VIYI uses a structure that involves a VIE based in China and what that entails and provide early in the summary a diagram of VIYI’s corporate structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are receiving their interest and the entities in which VIYI’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on the cover page and pages 12 – 15.

11.	Also, please ensure the diagram clearly presents the ownership percentages of the different securityholder groups, such as the Sponsor, WiMi Hologram Cloud Inc. (the controlling shareholder of VIYI) and the Venus public shareholders, assuming no redemption and maximum redemption scenarios.

In response to the Staff’s comment, the Company has revised the disclosure in the Revised Draft Registration Statement on page 16.

12.	In your summary of risk factors, disclose the risks that VIYI’s corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of VIYI’s ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 22, 23, 51, 53, and 54.

13.	Disclose each permission that VIYI, its subsidiaries or its VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether VIYI, its subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether VIYI has received all requisite permissions and whether any permissions have been denied.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 21.

14.	Provide a clear description of how cash is transferred through VIYI’s organization. Disclose VIYI’s intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and VIYI’s ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 16, 17, 144, and 145.

15.	We note that the consolidated VIEs constitute a material part of VIYI’s consolidated financial statements. Please provide in tabular form condensed consolidating schedule -depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 25 – 30.

16.	Disclose that trading in VIYI’s securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate VIYI’s auditor, and that as a result an exchange may determine to delist VIYI’s securities. If the PCAOB has been or is currently unable to inspect VIYI’s auditor, revise your disclosure to so state.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 53.

Post-Business Combination Structure and Impact on the Public Float, page 12

17.	Please revise to further disaggregate the post-business combination percentage ownership in of Venus by the various stakeholders, such as Venus’ public shareholders, Venus’ initial shareholders, VIYI shareholders and the PIPE investors if such a transaction is entered into. Present this ownership under various scenarios ranging from no redemption to maximum redemption and ensure that these percentages include all equity securities that these shareholders have the right to acquire within 60 days.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 17 and 18.

Backstop Agreement, page 13

18.	We note that you entered into a backstop agreement that contemplates a potential PIPE. Please revise to identify the backstop investor and highlight any material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement.

The Company notes that none of the SPAC sponsor, directors or officers are affiliated with the backstop provider and are not participating in the backstop transaction. In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 18 and 19.

Risk Factors, page 22

19.	Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of VIYI’s VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, VIYI’s shares may decline in value or become worthless if you are unable to assert VIYI’s contractual control rights over the assets of VIYI’s PRC subsidiaries that conduct all or substantially all of VIYI’s operations.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 48.

20.	Given the Chinese government’s significant oversight and discretion over the conduct of VIYI’s business, please revise to separately highlight the risk that the Chinese government may intervene or influence VIYI’s operations at any time, which could result in a material change in VIYI’s operations and/or the value of VIYI’s ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 51.

21.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts VIYI’s business and this offering and to what extent you believe that VIYI is compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 44, 45, and 46.

Venus’ officers and directors will allocate their time to other businesses thereby causing conflicts of interest..., page 49

22.	You disclose here that Venus’ officers and directors may have conflicts arising from their other business activities. Please revise here or elsewhere so that the conflicts of interest discussion highlights any material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 2, 67, 68, 104, and 105.

Our Sponsor, officers and directors will not be eligible to be reimbursed for their out-of-pocket expenses..., page 51

23.	We note that your Sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Venus’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. Please revise here or elsewhere to quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 67 and 105 to clarify the out-of-pocket expenses.

Risk Factors Relating to the Business Combination, page 52

24.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 68 in the Risk Factors section.

Background of the Business Combination

Fairness Opinion, page 73

25.	You disclose that King Kee provided a fairness opinion to Venus management. Please revise to provide all of the disclosure required by Item 1015(b) of Regulation M-A. See Item 4(b) of Form S-4. Additionally, please ensure you clearly describe the reason the fairness opinion was obtained and explain the scope of the opinion. Lastly, we note that King Kee based its opinion on financial projections prepared by the management of VIYI. Please disclose the projections in the filing, as well as key assumptions made by the financial advisor in formulating its opinion, especially with respect to any valuation analysis that might be dependent upon financial projections

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 2 and pages 88 – 94 and has filed Annex C. The discussions regarding the Venus Board process and the fairness opinion delivered by King Kee have been revised substantially.

Business of VIYI, page 87

26.	Here or elsewhere, please disclose VIYI’s number of customers as of the end of each period presented in the financial statements. Additionally, disclosure on page F-68 indicates that a limited number of customers have accounted for a material portion of VIYI’s revenues in recent periods. Please revise to identify these customers and disclose the material terms of your material agreement with these customers. Additionally, please revise to include a risk factor discussing risks to VIYI resulting from this customer concentration.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 46, 123, and F-106.

27.	On page F-68, you also disclose that four vendors accounted for 31.4%, 17.3%, 12.6% and 12.2% of VIYI’s total purchases for the year ended December 31, 2020. Please revise here to provide a summary of VIYI’s relationship with these vendors, including a discussion of the material terms of VIYI’s material agreements with these vendors. Additionally, please file VIYI’s agreement with the vendor that accounted for 31.4% of VIYI’s 2020 purchases. See Item 601(b)(10)(ii)(B) of Regulation S-K.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 47, 123, and 124.

The Company respectfully advises the Staff that the vendor which accounted for 31.4% of VIYI’s 2020 purchases was Toyota Tsusho Nexty Electronics (“Toyota”). Fe-da Electronics Company Pte Ltd. (“Fe-da”), VIYI’s Singaporean subsidiary, purchases central processing units from Toyota and has not signed any written master agreement with respect to such purchase. Instead, in accordance with market practice, Fe-da directly places each order with a purchase order form, specifying a quantity of the desired goods.

In respect of the disclosures required under Item 601(b)(10)(ii)(B) of Regulation S-K, the Company deems the purchase order it made with Toyota as part of its ordinary course of business, moreover, the Company does not consider itself as having entered into any supply agreements upon which the Company’s business is substantially dependent on because the central processing units purchased do not constitute a major part of the Company’s requirements of goods, services or raw materials. The Company’s business efforts are currently substantially focused on providing central processing algorithm services, which does not require regular purchases of central processing units. The Company has only entered the intelligent chips and services market in September 2020, which is a business segment that the Company is growing at this time. As such, the Company does not consider the intelligent chips and services segment a major revenue driver for the Company to maintain its competitiveness and profitability.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of VIYI, page 104

28.	Please tell us what consideration was given in quantifying and discussing operating metrics or other key performance indicators related to renewal or retention rates and the number of new and existing customers at the end of each period presented. To the extent material, discuss any known trends related to these measures. Refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 130.

Liquidity and Capital Resources, page 116

29.	Please disclose:

●	Material amounts of cash and short-term investments disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled. For entities within China, disclose material amounts of cash held by VIEs separately from the amount of cash held by other entities.

●	The restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 16, 17, 144, and 145.

Business of Venus

Redemption Rights, page 131

30.	You disclose that Venus’ sponsor, officers and directors have entered into a letter agreement with Venus, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares, private placement shares and public shares in connection with the completion of the Business Combination. Please revise to describe any consideration provided in exchange for this agreement.

The letter agreements were entered into in connection with the Venus IPO. The agreements were required as part of the completion by the IPO, required by our underwriter and as part of the subscription for units by the sponsor and contemplated at the time of the directors and management joining the Venus board and management team. There was no separate consideration provided for these agreements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Venus

Critical Accounting Policies, page 137

31.	We note your disclosures do not discuss any equity incentive plans. Please tell us if there will be an equity incentive plan in the future or upon the reverse merger. In addition, please describe the accounting implications of VIYI’s employees continuing to hold equity awards in your former parent.

We advise Staff that there is no current plan to provide for an incentive plan. Shareholders are not being asked to consider an equity based plan. No outstanding equity awards of VIYI employees are being assumed or converted as part of the business combination.

Pro Forma Combined Statement of Operations, page 146

32.	Please tell us what consideration was given to provide interim pro forma financial statements of VIYI. Refer to Article 11 of Regulation S-X. Since you have filed a Form S-4, the age of the pro forma information must be determined by reference to Rule 3-12 of Regulation S-X.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement to include interim pro forma financial statements for the six months ended June 30, 2021 on pages 171 – 177.

Security Ownership of Certain Beneficial Owners and Management Prior to the Business Combination, page 157

33.	Please revise to disclose the beneficial ownership of VIYI prior to the business combination.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 190.

Certain Transactions

Certain Transactions of VIYI, page 172

34.	Please revise to provide disclosure responsive to Item 404 of Regulation S-K or explain why this is not required.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 205.

Note 1 - Nature of business and organization, page F-39

35.	Please revise to include a description of the recognized and unrecognized revenue-producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce. Refer to ASC 810-10-50-SA.d.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages F-41 and F-76.

Note 2 — Summary of significant accounting policies

Revenue recognition, page F-48

36.	Please tell us what consideration was given to further disaggregating revenue by timing of transfer of goods or services or sales channels. Refer to ASC 606-10-55-90 and 55-91. In addition, please provide a more detailed disaggregation of your revenue to match each revenue stream outlined in your revenue recognition policy footnote.

In response to the Staff’s comments, the Company has revised the disaggregation of revenue to match each revenue stream outlined in the revenue recognition policy footnote on pages F-50 and F-88.

In consideration of the factors in ASC 606-10-55-90, which requires that the Company consider how information about the Company’s revenue has been presented for other purposes, the Company considered, among other items, disclosures outside the financial statements and information reviewed by its chief operating decision maker. The Company reports total revenue by segment and geographical region which is consistent with how its chief operating decision maker reviews financial performance. This disaggregation also aligns to disclosures in the Company’s investor presentation and future earnings releases.

The Company referred to ASC 606-10-55-91 and considered disaggregation by timing of transfer of goods or services or sales channels.

Timing of transfer of goods or services

The Company recognizes its central processing advertising algorithm services, mobile games services and sales of intelligent chips at the point in time when control is transferred and the Company recognize software development revenue over time. The current disaggregation has presented the timing of transfer of goods or services. There are no unique factors that would result in a significant difference in the nature, amount, timing, and uncertainty of revenues and cash flows.

Sales channels

The Company’s services and products are mostly sold to intermediaries mainly internet advertising integration agencies, online game developers and distributors, electronics manufacturers, and internet information infrastructure service providers. There are no unique factors at a lower level that would result in a significant level of disparity in the nature, amount, timing, and uncertainty of revenues and cash flows.

Based on the aforementioned guidance and considerations, the Company concluded that the current disclosures include service lines and geographical region, and constitutes sufficient and meaningful disclosures.

Notes to Consolidated Financial Statements

Note 3 Variable interest entity (“VIE”), page F-56

37.	Please revise to disclose any risk and uncertainty in the contractual agreements being legal and enforceable. Disclose the outcome if those contracts are not enforceable (e.g., de-consolidation of the VIE). The disclosure should clearly describe how the de-consolidation would affect the financial statements.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages F-53 and F-95.

Note 4 - Business combination, page F-58

38.	We note that you have not provided audited historical financial statements or pro forma financial information for your acquisition of Fe-da Electronics Company Pte Ltd. Please provide us with the significance tests and explain why you have not provided this information under Rule 3-05 and Article 11 of Regulation S- X. If required, those audited financial statements must be included in the next amendment.

In response to the Staff’s comments, the Company has included the disclosure in the required financial statements in the Revised Draft Registration Statement as Exhibit 99.6.

General

39.	We note that you are currently a domestic filer. We also note that disclosure on page 53 suggests that the combined company will be a “foreign private issuer” that will file its annual report on Form 20-F. Please revise to clarify that you are currently domestic filer and explain when you will be able to reassess your filer status and potentially be eligible to qualify and report as a “foreign private issuer” (i.e., the last business day of your next second fiscal quarter). Additionally, include a brief explanation of “foreign private issuer” status. Lastly, as you are currently a domestic filer, please revise to provide revise to provide all of the disclosure required by Form S-4 and Regulation S-K for domestic filers, such as the executive compensation disclosure for VIYI required by Item 402 of Regulation S-K (as opposed to aggregate compensation disclosure that is permitted for certain “foreign private issuers”).

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 18 and 188. Venus will not be a foreign private issuer post-closing.

40.	The filing references Annexes A-C. Please include these annexes with your amendment. Additionally, please include your form of proxy with your next amendment.

In response to the Staff’s comments, the Company has filed Annexes A-C and a form of proxy along with the Revised Draft Registration Statement. The form of proxy appears as Exhibit 99.5.

41.	The explanatory note indicates that this proxy/registration statement contains two forms of prospectus: (1) a public offering prospectus to be used for the issuance of ordinary shares of Venus to VIYI shareholders in connection with the business combination; and (2) a selling stockholder resale prospectus to be used in connection with the potential resale by VIYI shareholders who will be affiliates of the post-business combination company. However, we were unable to locate the separate prospectus sections discussed in the explanatory note. Please revise to include these sections or advise.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement to remove the language regarding any selling shareholder prospectus.

42.	You disclose on page F-70 that VIYI’s management believes that the variable interest entity structure is in compliance with existing PRC laws and regulations. Please revise here or elsewhere to state whether you have obtained or will be obtaining an opinion from PRC counsel opining on whether VIYI’s ownership structure and contractual agreements with VIYI’s VIE comply with PRC law. If not, please state as much and disclose the basis for your belief that VIYI’s structure complies with PRC law.

In response to the Staff’s comments, the Company has revised the disclosure on page 194 and page 217 of the Revised Draft Registration Statement to include the advice of VIYI’s PRC counsel, Zhuo Ne Law Firm, below.

The Company respectfully advises the Staff that the Company has obtained relevant legal advice from Zhuo Ne Law Firm, in respect of the Company’s belief that VIYI’s business structure compiles with PRC laws. If necessary, Zhuo Ne Law Firm will provide a formal legal opinion concerning the legality of VIYI’s ownership structure and contractual agreements with VIYI’s VIE upon request. In forming the Company’s belief that VIYI’s structure complies with PRC laws and regulations, Zhuo Ne Law Firm has advised the Company of the following views. Pronouns used below refer to Zhuo Ne Law Firm:

1.	Based on our understanding of the current PRC Laws (a) the ownership structure of the PRC Companies, both currently and immediately after giving effect to the offering, does not and will not violate applicable PRC Laws currently in effect; (b) each of the agreement between VIYI and its VIE and associated agreements which form the basis of VIYI’s control over Shenzhen Yitian is valid, binding and enforceable in accordance with its terms and applicable PRC Laws currently in effect, and will not violate any applicable PRC Laws currently in effect. However, there are substantial uncertainties regarding the interpretation and application of PRC Laws and future PRC laws and regulations, and there can be no assurance that the PRC Authorities will not take a view that is contrary to or otherwise different from our opinion stated above.

2.	The M&A Rules, among other things, purport to require that an offshore special purpose vehicle controlled directly or indirectly by PRC domestic companies or individuals and formed for purposes of overseas listing through acquisition of PRC domestic interests obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The CSRC has not issued any definitive rules or interpretations concerning whether offerings such as the Offering are subject to the CSRC approval procedures under the M&A Rules. Based on our understanding of the PRC Laws, the Company is not required to obtain approval from the CSRC under the M&A Rules for listing and trading of the Company’s securities after the consummation of the Business Combination. However, uncertainties still exist as to how the M&A Rules will be interpreted and implemented and our opinion stated above is subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules;

3.	The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the jurisdiction where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against a company or its directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands;

The PRC Laws referred herein are laws of the PRC currently in force and there is no guarantee that any of such laws will not be changed, amended or replaced in the immediate future or in the longer term with or without retrospective effect.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at 212 599-3322 ext. 25119 or via e-mail at bdaughney@beckerlawyers.com.

Very truly yours,

Brian C. Daughney, Esq.

cc:	Vera Chen (DLA Piper)

Yang Ge (DLA Piper)

Bill Huo (Becker)